

Mail Stop: 3628

November 30, 2015

<u>Via E-mail</u>
Brett D. Nicholas
Chief Executive Officer
Sequoia Residential Funding, Inc.
One Belvedere Place
Mill Valley, California 94941

>   **Re: Sequoia Residential Funding, Inc.**
>   **Amendment No. 2 to Draft ABS Registration Statement on Form SF-3**
>   **Submitted November 12, 2015**
>   **CIK No. 0001176320**

Dear Mr. Nicholas:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by submitting your response letter to ABSDrafts@sec.gov and publicly filing your registration statement revised to address our comments on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your filed registration statement, we may have additional comments.

Please note that all draft registration statements, comment letters, and company response letters will be made publicly available on EDGAR after completion of our review and posting may be in advance of your anticipated effective date.

<u>General</u>

1. We note your disclosure in the section titled "Book-Entry Certificates" on page 67 that "certificateholders" of the certificates will be Cede &Co., as nominee of DTC and that certificate owners are only permitted to exercise their rights indirectly through DTC. Please revise your prospectus and the relevant transaction documents throughout as necessary to clarify that, for purposes of the asset-representations review ("ARR"), dispute resolution, and investor communication shelf-eligibility requirements under General Instructions I.B.1(b), (c), and (d) of Form SF-3, a "certificateholder" is the

beneficial owner of the certificate, rather than Cede & Co. or DTC. Where appropriate, please also include:

- A description of the DTC voting guidelines that beneficial owners must follow to use the ARR provision and how those guidelines will operate in connection with the process currently outlined in your prospectus for the ARR;

- What procedures beneficial owners must follow to use the dispute resolution provision, and if so, a brief description of what those procedures include; and

- How beneficial owners can send communication requests to the securities administrator.

Form of Prospectus

Duties of the Asset Representations Reviewer

Representations and Warranties Breach Review and Enforcement, page 131

2. We note your disclosure on page 131 regarding the pool level review trigger and in Article II, Section 2.05(b) of the pooling and servicing agreement submitted as exhibit 4.1 that the asset representations reviewer shall provide notice to the trustee of a need for an investor vote to commence a review. We are unable, however, to locate disclosure about, or contractual provisions detailing, the obligation of the asset representations reviewer to regularly monitor the assets in the pool for delinquency rates or how the asset representations reviewer would otherwise be notified of the occurrence of the delinquency trigger in order for the asset representations reviewer to provide this notice to the trustee. Please revise your prospectus, and the pooling and servicing agreement where necessary, to clearly disclose how the asset representations reviewer will become aware of the occurrence of the delinquency trigger, or alternatively, how the investors will be made aware of such occurrence and the ability to cast an initial vote to demand a full vote of the certificateholders.

3. We also note that loans that are 60 or more days delinquent that have been subject to a previous representatins and warranties review will not be reviewed again in a subsequent review by the asset representations reviewer. To the extent an asset representations review was conducted previously with respect to a loan, we do not object if such loan is not included in any further asset representations reviews, unless either such loan is the subject of a representation or warranty as of a date after the completion of the prior ARR or the asset representations reviewer has reason to believe that a prior asset representations review was conducted in a manner that would not have ascertained compliance with a specific representation or warranty. In the absence of such limitations, we believe this is not a permissible limit on the scope of the asset representations review under General Instruction I.B.1(b) of Form SF-3. Please revise. See also Section

V.B.3(a)(2)(c)(i)(b) of Asset-Backed Securities Disclosure and Registration, SEC Release No. 33-9638 (Sept. 24, 2014) (the "Regulation AB 2 Adopting Release").

4. We further note your revisions to include the investor vote prong of the asset representations review trigger. Please further revise your disclosure to provide the following:

    - A description of the solicitation and notification processes that the trustee will use to notify investors of the ability to vote, both for the initial vote to direct a full vote and the full vote to direct a pool level review, following the occurrence of a delinquency trigger event;

    - The period of time during which the certificateholders will be able to cast a vote to direct an asset representations review following the initial vote of at least 5% of the certificateholders. For example, we note that certificateholders will have 90 days from receipt of notice that the delinquency threshold has been met or exceeded to participate in the initial 5% vote, but we are unable to determine how long the investors have to cast a vote to direct a pool level review.

5. Please also revise to clarify that voting rights attributed to certificates held by affiliates of the sponsor or servicer are not included in the calculation for determining whether 5% of investors have elected to initiate a vote. Refer to Section V.B.3(a)(2)(c)(i)(b) of the Regulation AB 2 Adopting Release (stating "the maximum percentage of investors' interest in the pool required to initiate a vote may not be greater than 5% of the total investors' interest in the pool (i.e., interests that are not held by affiliates of the sponsor or servicer)").

6. Further, we note that your disclosure refers to "voting rights" as the measurement metric for determining whether the requisite number of certificateholders have voted to direct an asset representations review. It is unclear from your disclosure in the section titled "The Agreements – Voting Rights" on page 121 that "voting rights" is synonymous with "total interest" in the pool, as required by the shelf-eligibility provision of General Instruction I.B.1(b)(C)(2)(a) of Form SF-3. Please revise to clarify that the determination of whether the voting thresholds have been met will be based on the total investor interest in the pool (e.g., a percentage of the outstanding unpaid principal balance of all certificates offered by this prospectus).

7. In our first comment letter to you dated March 31, 2015, we asked in comment 57 for you to tell us if defaulted mortgage loans are included in the calculation for determining if the delinquency trigger threshold will be calculated. In your response letter dated June 25, 2015, you stated that "the pool level delinquency trigger will take into account defaulted loans when the percentage of loans that are 60 or more days delinquent exceeds a specified percentage of the loans in the pool." In our second comment letter to you dated July 15, 2015, we asked in comment 12 that you revise your prospectus to include the

above-quoted statement, and to identify the "specified percentage" (or how it is calculated) for when the defaulted mortgage loans would be included in the pool level delinquency trigger. The revisions do not appear to address this comment. We further note that it appears that you treat "defaulted" mortgage loans differently than "delinquent" mortgage loans (for example, we note that on page 103, you identify in subparagraph (5) that the 20% servicer's subservicing activities include "collecting funds on loans that are delinquent *or* in default" (emphasis added)). Accordingly, please revise your disclosure here, and throughout your prospectus and transaction documents as appropriate, to state that the pool level delinquency trigger will take into account defaulted loans when the percentage of loans that are 60 or more days delinquent exceeds a specified percentage of loans in the pool, and provide what that percentage is (or how to calculate it), or advise.

8. Additionally, we note your statement in the first full paragraph on page 132 about the minimum categories of information that the asset representations reviewer's review will cover. This enumerated list (pertaining to underwriting and fraud in the origination) does not appear to include all of the representations and warranties discussed in the section titled "Summary of Terms – Mortgage Loan Representations and Warranties" on page 15 and the section titled "The Agreements – Representations and Warranties" beginning on page 112. Please revise as necessary to clarify that the asset representation reviewer will review the underlying assets for compliance with all representations and warranties on the pool assets. Refer to General Instruction I.B.1(b)(C) of Form SF-3.

9. We note your revisions here, as well as on pages 45-46 stating that, "any holder of the Senior Certificates" may utilize the dispute resolution provision. In order to better understand your disclosure, please tell us why you do not permit all (non-affiliated) beneficial owners of all classes of the certificates to have the ability to refer a matter to dispute resolution.

10. You appear to be contemplating two separate provisions for the resolution of disputes relating to possible breaches of the representations and warranties (one provision enabling the Controlling Holder to refer matters to resolution and another one for certificateholders). Please tell us why you believe these two provisions would meet General Instruction I.B.1(c) of Form SF-3. For example, we note that on page 132, you require notification by a certificateholder that it intends to pursue dispute resolution within 30 days of receipt of notice from the Controlling Holder of the finding of no breach (rather than 180 days).

11. We also note that your disclosure in the section titled "The Agreements – Representations and Warranties" beginning on page 112 still appears to limit the dispute resolution provision to the Controlling Holder or trustee at the top of page 116. Please revise here and throughout your prospectus and transaction documents as necessary.

Please contact Kayla (Florio) Roberts at (202) 551-3490 or me at (202) 551-3850 with any other questions.

Sincerely,

/s/ Katherine Hsu

Katherine Hsu
Office Chief
Office of Structured Finance

cc: Matthew Tomiak, Redwood Trust
        Katharine Crost, Orrick, Herrington & Sutcliffe LLP



ORRICK, HERRINGTON & SUTCLIFFE LLP
THE ORRICK BUILDING
405 HOWARD STREET
SAN FRANCISCO, CALIFORNIA 94105-2669

tel +1-415-773-5700
fax +1-415-773-5759

WWW.ORRICK.COM

May 13, 2016

Via E-mail ABSDRAFTS@sec.gov

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attention: Katherine Hsu

> **Re: Sequoia Residential Funding, Inc.**
> **Amendment No. 2 to Draft ABS Registration Statement on Form SF-3**
> **Submitted November 12, 2015**
> **CIK No. 0001176320**

Dear Ms. Hsu:

Set forth below are our responses to your comment letter dated November 30, 2015 to the above-referenced amendment to draft registration statement.

The amended registration statement referred to in our response is attached as both an unmarked text-searchable PDF and a redlined document showing changes from the November 12, 2015 filing. Page numbers below refer to page numbers of the redlined document.

In addition, pursuant to your request the registration statement has been publicly filed with the Securities and Exchange Commission via EDGAR today.

General

1. We note your disclosure in the section titled "Book-Entry Certificates" on page 67 that "certificateholders" of the certificates will be Cede &Co., as nominee of DTC and that certificate owners are only permitted to exercise their rights indirectly through DTC. Please revise your prospectus and the relevant transaction documents throughout as necessary to clarify that, for purposes of the asset-representations review ("ARR"), dispute resolution, and investor communication shelf-eligibility requirements under General Instructions I.B.1(b), (c), and (d) of Form SF-3, a "certificateholder" is the


ORRICK

beneficial owner of the certificate, rather than Cede & Co. or DTC. Where appropriate, please also include:

- A description of the DTC voting guidelines that beneficial owners must follow to use the ARR provision and how those guidelines will operate in connection with the process currently outlined in your prospectus for the ARR;

- What procedures beneficial owners must follow to use the dispute resolution provision, and if so, a brief description of what those procedures include; and

- How beneficial owners can send communication requests to the securities administrator.

Response: We have added on page 67 a statement that clarifies that the term "certificateholder" when used in connection with dispute resolution rights means the beneficial owner, and on page 70 a paragraph on voting procedures for book-entry holders. In addition, on page 132 under the caption "Duties of the Asset Representations Reviewer—Review Voting Procedures," we have added a cross reference to the description of DTC voting procedures that beneficial owners must follow. On page 128, we have added a heading and moved the disclosure regarding investor communications, to make it easier to find. This disclosure includes instructions for sending communication requests to the securities administrator. On page 133, we have added a description of how a certificateholder may prove beneficial ownership if it intends to exercise its right to refer a repurchase dispute to arbitration or mediation.

Form of Prospectus

Duties of the Asset Representations Reviewer

Representations and Warranties Breach Review and Enforcement, page 131



ORRICK

Ms. Katherine Hsu
United States Securities and Exchange Commission
May 13, 2016
Page 3

2. We note your disclosure on page 131 regarding the pool level review trigger and in Article II, Section 2.05(b) of the pooling and servicing agreement submitted as exhibit 4.1 that the asset representations reviewer shall provide notice to the trustee of a need for an investor vote to commence a review. We are unable, however, to locate disclosure about, or contractual provisions detailing, the obligation of the asset representations reviewer to regularly monitor the assets in the pool for delinquency rates or how the asset representations reviewer would otherwise be notified of the occurrence of the delinquency trigger in order for the asset representations reviewer to provide this notice to the trustee. Please revise your prospectus, and the pooling and servicing agreement where necessary, to clearly disclose how the asset representations reviewer will become aware of the occurrence of the delinquency trigger, or alternatively, how the investors will be made aware of such occurrence and the ability to cast an initial vote to demand a full vote of the certificateholders.

Response: Text has been added on page 130 of the prospectus to match Section 2.05 of the pooling and servicing agreement, which requires the Master Servicer to monitor delinquency reports prepared by the Servicers and notify each of the Trustee and the Asset Representations Reviewer of any events that could require an asset representation review of the related mortgage loans. As explained on page 131 under "Duties of the Asset Representations Reviewer—Review Voting Procedures," investors will be informed of such occurrence and their right to cast an initial vote to demand a full vote by notice from the securities administrator and through the monthly report on Form 10-D.

3. We also note that loans that are 60 or more days delinquent that have been subject to a previous representations and warranties review will not be reviewed again in a subsequent review by the asset representations reviewer. To the extent an asset representations review was conducted previously with respect to a loan, we do not object if such loan is not included in any further asset representations reviews, unless either such loan is the subject of a representation or warranty as of a date after the completion of the prior ARR or the asset representations reviewer has reason to believe that a prior asset representations



ORRICK

Ms. Katherine Hsu
United States Securities and Exchange Commission
May 13, 2016
Page 4

review was conducted in a manner that would not have ascertained compliance with a specific representation or warranty. In the absence of such limitations, we believe this is not a permissible limit on the scope of the asset representations review under General Instruction I.B.1(b) of Form SF-3. Please revise. See also Section V.B.3(a)(2)(c)(i)(b) of Asset-Backed Securities Disclosure and Registration, SEC Release No. 33-9638 (Sept. 24, 2014) (the "Regulation AB 2 Adopting Release").

Response: We have revised the text on page 132 as requested.

4. We further note your revisions to include the investor vote prong of the asset representations review trigger. Please further revise your disclosure to provide the following:

   - A description of the solicitation and notification processes that the trustee will use to notify investors of the ability to vote, both for the initial vote to direct a full vote and the full vote to direct a pool level review, following the occurrence of a delinquency trigger event;

   - The period of time during which the certificateholders will be able to cast a vote to direct an asset representations review following the initial vote of at least 5% of the certificateholders. For example, we note that certificateholders will have 90 days from receipt of notice that the delinquency threshold has been met or exceeded to participate in the initial 5% vote, but we are unable to determine how long the investors have to cast a vote to direct a pool level review.

Response: The disclosure on pages 131-132 under the heading "Duties of the Asset Representations Reviewer – Review Voting Procedures" has been expanded as requested.

5. Please also revise to clarify that voting rights attributed to certificates held by affiliates of the sponsor or servicer are not included in the calculation for determining whether 5% of



ORRICK

investors have elected to initiate a vote. Refer to Section V.B.3(a)(2)(c)(i)(b) of the Regulation AB 2 Adopting Release (stating "the maximum percentage of investors' interest in the pool required to initiate a vote may not be greater than 5% of the total investors' interest in the pool (i.e., interests that are not held by affiliates of the sponsor or servicer)").

Response: The disclosure on pages 131-132 under the caption "Duties of the Asset Representations Reviewer—Review Voting Procedures" has been revised to clarify that voting rights attributed to certificates held by affiliates of the sponsor or servicer are not included in the calculation for determining whether 5% of investors have elected to initiate a vote.

6. Further, we note that your disclosure refers to "voting rights" as the measurement metric for determining whether the requisite number of certificateholders have voted to direct an asset representations review. It is unclear from your disclosure in the section titled "The Agreements – Voting Rights" on page 121 that "voting rights" is synonymous with "total interest" in the pool, as required by the shelf-eligibility provision of General Instruction I.B.1(b)(C)(2)(a) of Form SF-3. Please revise to clarify that the determination of whether the voting thresholds have been met will be based on the total investor interest in the pool (e.g., a percentage of the outstanding unpaid principal balance of all certificates offered by this prospectus).

Response: The registrant interprets "total interest" in the pool, as required by the shelf-eligibility provision of General Instruction I.B.1(b)(C)(2)(a) of Form SF-3, to mean the aggregate interest of all investors in the pool, including investors in certificates that do not have an unpaid principal balance because they are "interest-only" certificates entitled only to distributions of interest and not principal. In allocating voting rights, the registrant has, in the past, allocated a small percentage of voting rights to such certificates to ensure that their interests will also be represented, as described under "The Agreements—Voting Rights" on pages 128-129.


ORRICK

7. In our first comment letter to you dated March 31, 2015, we asked in comment 57 for you to tell us if defaulted mortgage loans are included in the calculation for determining if the delinquency trigger threshold will be calculated. In your response letter dated June 25, 2015, you stated that "the pool level delinquency trigger will take into account defaulted loans when the percentage of loans that are 60 or more days delinquent exceeds a specified percentage of the loans in the pool." In our second comment letter to you dated July 15, 2015, we asked in comment 12 that you revise your prospectus to include the above-quoted statement, and to identify the "specified percentage" (or how it is calculated) for when the defaulted mortgage loans would be included in the pool level delinquency trigger. The revisions do not appear to address this comment. We further note that it appears that you treat "defaulted" mortgage loans differently than "delinquent" mortgage loans (for example, we note that on page 103, you identify in subparagraph (5) that the 20% servicer's subservicing activities include "collecting funds on loans that are delinquent *or* in default" (emphasis added)). Accordingly, please revise your disclosure here, and throughout your prospectus and transaction documents as appropriate, to state that the pool level delinquency trigger will take into account defaulted loans when the percentage of loans that are 60 or more days delinquent exceeds a specified percentage of loans in the pool, and provide what that percentage is (or how to calculate it), or advise.

Response: The disclosure on page 131 has been clarified to refer specifically only to loans that are delinquent for a specific number of days. For purposes of these calculations, a "defaulted" loan is synonymous with a "delinquent" loan if the loan is delinquent by 30 days or more, and the use of these terms has been clarified throughout the document. In general, loans that are fewer than 30 days delinquent are not considered in default unless the mortgagor is in bankruptcy, which is why the distinction between delinquencies and defaults is used elsewhere in the document.

8. Additionally, we note your statement in the first full paragraph on page 132 about the minimum categories of information that the asset representations reviewer's review will cover. This enumerated list (pertaining to underwriting and fraud in the origination) does


ORRICK

Ms. Katherine Hsu
United States Securities and Exchange Commission
May 13, 2016
Page 7

not appear to include all of the representations and warranties discussed in the section
titled "Summary of Terms – Mortgage Loan Representations and Warranties" on page 15
and the section titled "The Agreements – Representations and Warranties" beginning on
page 112. Please revise as necessary to clarify that the asset representation reviewer will
review the underlying assets for compliance with all representations and warranties on the
pool assets. Refer to General Instruction I.B.1(b)(C) of Form SF-3.

Response: The disclosure on pages 132-133 has been revised to clarify that the asset
representations reviewer will review the mortgage loans for compliance with all representations
and warranties in the related underlying purchase documentation.

9. We note your revisions here, as well as on pages 45-46 stating that, "any holder of the
    Senior Certificates" may utilize the dispute resolution provision. In order to better
    understand your disclosure, please tell us why you do not permit all (non-affiliated)
    beneficial owners of all classes of the certificates to have the ability to refer a matter to
    dispute resolution.

Response: The disclosure has been revised on page 45, as well as on page 133, to state that "any
certificateholder" may utilize the dispute resolution provision.

10. You appear to be contemplating two separate provisions for the resolution of disputes
    relating to possible breaches of the representations and warranties (one provision
    enabling the Controlling Holder to refer matters to resolution and another one for
    certificateholders). Please tell us why you believe these two provisions would meet
    General Instruction I.B.1(c) of Form SF-3. For example, we note that on page 132, you
    require notification by a certificateholder that it intends to pursue dispute resolution
    within 30 days of receipt of notice from the Controlling Holder of the finding of no
    breach (rather than 180 days).



ORRICK

Response: The disclosure on pages 45, as well as on pages 111 and 132-133 has been revised to refer to just a single dispute resolution procedure available to all certificateholders, including affiliates of the sponsor.

11. We also note that your disclosure in the section titled "The Agreements – Representations and Warranties" beginning on page 112 still appears to limit the dispute resolution provision to the Controlling Holder or trustee at the top of page 116. Please revise here and throughout your prospectus and transaction documents as necessary.

Response: The disclosure on page 111 has been revised as requested to add a right of a certificateholder to refer a matter to arbitration or mediation after 180 days from the date of the repurchase request.

* * * * *

Please contact the undersigned at (415) 773-5628 if you would like to discuss any of these responses.

Sincerely,

Dora Mao

cc: Kayla Florio Roberts, SEC
        Matthew Tomiak, Redwood Trust
        John Rickenbacker, Redwood Trust
        Katharine Crost, Orrick, Herrington & Sutcliffe LLP